UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934
 ___________________________

Andeavor Logistics LP
(Name of Issuer)
 ___________________________
Common Units
(Title of Class of Securities)
03350F106
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2018
(Date of Event Which Requires Filing of this Statement)
___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Marathon Petroleum Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-1284632
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON HC; CO

1.	Based upon approximately 245,484,047 Common Units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of November 1, 2018.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Andeavor LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 38-4084986
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of November 1, 2018.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Western Refining, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3472415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of November 1, 2018.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Giant Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 86-0642718
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of November 1, 2018.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Western Refining Southwest, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 86-0218157
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,173,128
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,173,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,173,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of November 1, 2018.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 76-0489496
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,624,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,624,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,624,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of November 1, 2018.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 74-1646130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,624,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,624,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,624,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of November 1, 2018.

CUSIP No: 03350F106

1	NAMES OF REPORTING PERSONS Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-4151395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,624,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,624,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,624,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon approximately 245,484,047 Common Units issued and outstanding as of November 1, 2018.

Explanatory Note.
This Amendment No. 1 (this “Amendment”) filed by Marathon Petroleum Corporation (“MPC”), Andeavor LLC, Western Refining, Inc., Giant Industries, Inc., Western Refining Southwest, Inc., Tesoro Refining & Marketing Company LLC, Tesoro Alaska Company LLC and Tesoro Logistics GP, LLC amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in Andeavor Logistics LP (the “Issuer”) filed on October 11, 2018 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of this Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
No changes to this Item. The information set forth in the Introductory Note of this report is incorporated herein by reference.

Item 4.	Purpose of the Transaction
Item 4 of this Schedule 13D is hereby supplemented as follows:

On October 1, 2018, MPC completed its acquisition of Andeavor, a Delaware corporation (“Andeavor”), pursuant to the Agreement and Plan of Merger, dated as of April 29, 2018 (as amended, the “Andeavor Merger Agreement”), by and among Andeavor, MPC, Mahi Inc., a Delaware corporation and a wholly owned subsidiary of MPC, and Andeavor LLC (f/k/a Mahi LLC), a Delaware limited liability company and a wholly owned subsidiary of MPC. Accordingly, MPC may be deemed to be the indirect beneficial owner of approximately 64% of the outstanding Common Units of the Issuer and controls the general partner of the Issuer.

Additionally, MPC may be deemed to be the indirect beneficial owner of approximately 64% of the outstanding common units representing limited partner interests in MPLX LP (“MPLX”) and controls the general partner of MPLX.
In its earnings release issued on November 1, 2018, MPC stated it has begun evaluating the financial business plans of the Issuer with the intent to move toward financial policies more consistent with its approach towards MPLX. This approach includes meaningfully higher distribution coverage, leverage levels at or below 4.0x EBITDA, no planned public equity issuances, and independent sustainability with limited parent support. Additionally, MPC disclosed that it plans to engage advisors and begin the process of assessing all options for the two MLPs, which could include MPLX acquiring the Issuer and the Issuer acquiring MPLX. However, there can be no assurance that any transaction between MPLX and the Issuer will occur or, if a transaction does occur, the timing of or the terms of any transaction.
Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
No changes to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No changes to this Item.

Item 7.	Materials to be Filed as Exhibits
Item 7 of this Schedule 13D is hereby supplemented by replacing Exhibits 99.1 and 99.2 with the exhibit below:

Exhibit No.	Description
99.10
Amended and Restated Certificate of Limited Partnership of Andeavor Logistics LP, dated October 17, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on October 29, 2018)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 5, 2018

MARATHON PETROLEUM CORPORATION		WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary	Title:	Vice President and Secretary

ANDEAVOR LLC		TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

WESTERN REFINING, INC.		TESORO ALASKA COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

GIANT INDUSTRIES, INC.		TESORO LOGISTICS GP, LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

SCHEDULE I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Gregory J. Goff	Executive Vice Chairman Marathon Petroleum Corporation	U.S.	196,298[1]

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	—

Evan Bayh	Senior Advisor, Apollo Global Management Senior Advisor, Cozen O'Connor Public Strategies and Of Counsel, Cozen O'Connor	U.S.	—

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	—

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	—

Edward G. Galante	Former Senior Vice President and Member of the Management Committee of ExxonMobil Corporation	U.S.	—

Donna A. James[2]	Managing Director Lardon & Associates, LLC	U.S.	—

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	—

Kim K.W. Rucker	Retired Executive Vice President, General Counsel and Secretary, Andeavor	U.S.	—

Frank M. Semple[2]	Retired Chairman, President and Chief Executive Officer MarkWest Energy Partners, L.P.	U.S.	—

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	—

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	—

Susan Tomasky	Retired President AEP Transmission, a business division of American Electric Power Co.	U.S.	—

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	—

Gregory J. Goff	Executive Vice Chairman	U.S.	196,298[1]

Raymond L. Brooks	Executive Vice President, Refining	U.S.	—

Suzanne Gagle	General Counsel	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Thomas M. Kelley[3]	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

C. Michael Palmer	Executive Vice President	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

David R. Sauber[4]	Senior Vice President, Human Resources, Health and Administrative Services	U.S	—

Donald C. Templin	President, Refining, Marketing and Supply	U.S	—

(1)	Vesting of Performance Units October 16, 2018.
(2)	Effective October 1, 2018, no longer serving on MPC board of directors.
(3)	Retired effective October 1, 2018.
(4)	No longer a Section 16 reporting officer effective October 1, 2018.